Room 4561
						September 20, 2005

John D. Carreker
Chief Executive Officer
Carreker Corporation
4055 Valley View Lane, Suite 1000
Dallas, TX 75244

Re:	Form 10-K for Fiscal Year Ended January 31, 2005
	Filed April 11, 2005
	File No. 0-24201

Dear Mr. Carreker:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2005

Note 2:  Summary of Significant Accounting Procedures - Accounts
Receivable and Concentration of Credit Risk, page 66

1. We note that you present accounts receivable net of related deferred revenue and deferred revenue net of related accounts receivable. Explain the basis for this presentation and provide the authoritative accounting literature that supports your presentation.

Note 2: Summary of Significant Accounting Procedures - Revenue Recognition, page 69
2. On page 8, you indicate that the Company delivers software and consulting services through third party web-hosting. Tell us the nature of third party web-hosting arrangements, your revenue recognition policy for these arrangements and how you considered EITF
00-3 in accounting for these arrangements. Further tell us the significance of revenues from hosting arrangements and where these revenues are reported in your Consolidated Statements of Operations.

Note 2:  Summary of Significant Accounting Procedures - Other
Income
(Expense), page 73

3. We note you have a 51% interest in Carretek LLC and record the minority shares of loss of $794,000 and $263,000 in other income (expense) for fiscal year 2005 and 2004, respectively. We also note that the minority interest is not presented separately in you Consolidated Balance Sheets. Tell us where the minority interest is reported in your Consolidated Balance Sheets and how you considered
Rule 5-02(27) of Regulation S-X in your presentation. Also, clarify if the minority investors are obligated to fund the losses beyond the capital they have invested.

Note 14:  Related Party Transaction, page 91

4. We note that you loaned $500,000 to a former officer of the Company and eventually wrote off the balance to zero. Please tell us why this loan was "deemed worthless."

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. John D. Carreker
Carreker Corporation
September 20, 2005
Page 3